April 17, 2018

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Ms. Barbara C. Jacobs

Mr. Edwin Kim

Ms. Kathleen Collins

Ms. Joyce Sweeney

Re:                             Pivotal Software, Inc.

Registration Statement on Form S-1
Registration No. 333- 223872

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-223872) (the “Registration Statement”) of Pivotal Software, Inc. (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 pm, Washington, D.C. time, on April 19, 2018, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Sarah K. Solum at (650) 752-2011.

Very truly yours,

PIVOTAL SOFTWARE, INC.

By:	/s/ Robert Mee
Name: Robert Mee
Title: Chief Executive Officer

[Signature Page to Acceleration Request]